UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             English translation of a letter dated November 19, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 19, 2019 Chairman of the Comisión Nacional de Valores Lic. Marcos Ayerra

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

Notice of extension of injunction in re. “Burgueño Daniel c / EN - CNV s /Injunction (Autonomous)” (Docket 89.537 / 2018)

I am writing to you in my capacity of Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018 and the information published by the Company through the Relevant Matter dated June 10, 2019.

In this regard, we attach hereto the note received today from CVH, informing that on the date hereof, CVH was served with notice of a resolution rendered on November 15, 2019, by the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1, in the case mentioned above ordering the extension for six months of the injunction granted thereunder.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Mr. Chairman of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, City of Buenos Aires

RE.: Mandatory Public Tender Offer. Notice of extension of injunction in re. “Burgueño Daniel c / EN - CNV s / injunction (Autonomous)” (Docket 89.537 / 2018)

Dear Sirs,

María Lucila Romero, in my capacity as attorney-in-fact of Cablevisión Holding S.A. (the “Company”), I am writing to you as follow-up to our communication dated June 10, 2019, to inform you that the Company has been notified today of the resolution dated November 15, 2019 rendered in the case mentioned above pending before the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1 ordering the extension for six months of the injunction granted thereunder.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucila Romero
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 19, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations